UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

OSI Pharmaceuticals, Inc.
(Name of Subject Company)

OSI Pharmaceuticals, Inc.
 (Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

671040103
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
41 Pinelawn Road
Melville, New York 11747
 (631) 962-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Roger S. Aaron, Esq.
Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

□      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on March 15, 2010, as amended (the “Schedule 14D-9”).  Except as set forth in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements.

1.  Item 3 to the Schedule 14D-9 is hereby amended by adding the following immediately after the subsection entitled "Fujisawa License Agreement":

Nondisclosure Agreement

On March 29, 2010, the Company entered into a nondisclosure agreement with Astellas, under which Astellas will be able to review certain confidential information related to the Company (the “Astellas Nondisclosure Agreement”).  The Astellas Nondisclosure Agreement includes a standstill provision that remains effective until May 15, 2010, subject to earlier termination pursuant to the terms of the Astellas Nondisclosure Agreement (the “Standstill Period”).  Pursuant to the terms of the Astellas Nondisclosure Agreement, Astellas and the Company also agreed not to take any further action in connection with Parent’s pending lawsuit during the Standstill Period.

Item 4.	The Solicitation or Recommendation.

1.  Item 4 to the Schedule 14D-9 is hereby amended by adding the following after the last paragraph of the subsection entitled "Background of the Offer; Reasons for the Recommendation—Background."

On March 29, 2010, the Company entered into the Astellas Nondisclosure Agreement with Astellas, under which Astellas will be able to review certain confidential information related to the Company.

Item 8.	Additional Information.

1.  Item 8 to the Schedule 14D-9 is hereby amended by deleting in its entirety the fourth full paragraph under the heading "Antitrust" and replacing it with the following:

The waiting period under the HSR Act applicable to the Offer expired on March 18, 2010.

2.  Item 8 to the Schedule 14D-9 is hereby further amended by deleting in its entirety the third paragraph under the heading "Litigation" and replacing it with the following:

Subsequently, four purported stockholders of the Company filed suits against the Director Defendants captioned Chazen v. OSI Pharmaceuticals, Inc., et al., filed March 5, 2010, Louisiana Municipal Police Employees’ Retirement System v. Ingram et al., filed March 8, 2010,

Southeastern Pennsylvania Transportation Authority v. Ingram et al., filed March 12, 2010, and Naiditch v. Ingram et al., filed March 16, 2010.  The suits other than Louisiana Municipal Police Employees’ Retirement System v. Ingram et al., name OSI as a defendant, but do not expressly state any claim against the Company.  The stockholder suits make similar allegations to Parent’s suit and seek similar declaratory and injunctive relief.  In addition, the stockholder suits seek monetary damages.

On March 10, 2010, the plaintiff in the Chazen suit filed a Motion for Expedited Trial on the Merits requesting a trial within 90 days. A hearing was held on March 12, 2010 at which the Delaware Court of Chancery deferred consideration of the motion and ordered that status reports be submitted on March 19, 2010.  Parent filed a Motion for Expedited Proceedings on March 19, 2010, seeking a trial on its claims at the end of July.  Plaintiffs in the others actions stated in their March 19, 2010 joint status letter to the Court that they support expedited treatment.  On March 26, 2010, the Company and the Director Defendants filed a brief in opposition to Parent’s Motion for Expedited Proceedings, and a Motion to Dismiss Parent’s complaint.  Pursuant to the Astellas Nondisclosure Agreement, Astellas and the Company agreed not to take any further action in connection with Parent’s pending lawsuit during the Standstill Period.

Item 9.	Exhibits.

Item 9 to the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Document

(a)(7)	Press Release issued by the Company on March 19, 2010, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on March 24, 2010 (file no. 000-15190), and incorporated herein by reference.

(a)(8)	Press Release issued by the Company on March 29, 2010.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI PHARMACEUTICALS, INC.
	By:	/s/ Barbara A. Wood
Barbara A. Wood
Senior Vice President, General Counsel and Secretary

Dated: March 30, 2010